SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934\

                             (Amendment No. 4)

                      BURNHAM PACIFIC PROPERTIES, INC.
                              (Name of Issuer)
             Shares of Common Stock, par value $0.01 per share
                       (Title of Class of Securities)
                                 12232C108
                               (CUSIP Number)
                           Allen Curtis Greer II
                     Westbrook Real Estate Counsel, LLC
                            265 Franklin Street
                                 Suite 1800
                        Boston, Massachusetts 02110
                               (617) 488-6103

                              with a copy to:

                              George F. Schoen
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1740
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)
                               April 3, 2001

(Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 12232C108.

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 2 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE PARTNERS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 3 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE PARTNERS MANAGEMENT II, L.L.C.--I.R.S. IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 4 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE FUND II, L.P.--I.R.S.
     IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 5 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP II, L.P.--I.R.S. IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     PN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 6 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     WESTBROOK BURNHAM HOLDINGS, L.L.C.--I.R.S. IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 7 of 38 Pages

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     WESTBROOK BURNHAM CO-HOLDINGS, L.L.C. --I.R.S. IDENTIFICATION NO. ____

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     OO

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 8 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Gregory J. Hartman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 9 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Paul D. Kazilionis

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 10 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Jonathan H. Paul

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 11 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     William H. Walton III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 12 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Patrick K. Fox

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 12232C108                                        Page 13 of 38 Pages

1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Keith B. Gelb

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) |_| (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     AF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER
      SHARES                0
    BENEFICIALLY
     OWNED BY          8    SHARED VOTING POWER
       EACH                 0
     REPORTING
      PERSON           9    SOLE DISPOSITIVE POWER
       WITH                 0

                       10   SHARED DISPOSITIVE POWER
                            0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON (See Instructions)
     IN

------------------------------------------------------------------------------

                               SCHEDULE 13D

CUSIP No. 12232C108                                      Page 14 of 38 Pages

          This Amendment No. 4 ("Amendment No. 4") amends and supplements the Statement on Schedule 13D ("Schedule 13D"), filed on January 13, 2000, as amended by Amendment No. 1, filed on February 3, 2000, and Amendment No. 2, filed on August 21, 2000 and Amendment No. 3, filed on September 14, 2000 by (i) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (ii) Westbrook Real Estate Partners Management II, L.L.C., a Delaware limited liability company ("WREM II"), (iii) Westbrook Real Estate Fund II, L.P., a Delaware limited partnership ("WREF II"), (iv) Westbrook Real Estate Co-Investment Partnership II, L.P., a Delaware limited partnership ("WRECIP II"), (v) Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company ("Holdings"), (vi) Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company ("Co-Holdings"), (vii) Gregory J. Hartman ("Hartman"), a member of WREP, (viii) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (ix) Jonathan H. Paul ("Paul"), a member of WREP, (x) William H. Walton III ("Walton"), a member of WREP, (xi) Patrick K. Fox ("Fox"), a member of WREP, and (xii) Keith B. Gelb ("Gelb")a member of WREP. WREP, WREM II, WREF II, WRECIP II, Holdings, Co-Holdings, Hartman, Kazilionis, Paul, Walton, Fox and Gelb are sometimes referred to collectively herein as the "Reporting Persons" or "Westbrook".

Item 1.  Security and Issuer.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Issuer" or "Burnham"). The principal executive offices of the Issuer are located at 110 West "A" Street, San Diego, California 92101.

Item 5.  Interest in Securities of the Issuer.

          (a) None of the Reporting Persons is a record owner or beneficial owner of the Issuer's Series 2000-C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), and no Reporting Person has any right of conversion to the shares of Common Stock of the Issuer.

          Each of the Reporting Persons may thus be deemed to own beneficially 0.0% of the Issuer's Common Stock.

          (b) Number of Shares as to which each such person has

          (i) Sole power to vote or direct the vote: 0 shares for each Reporting Person;

          (ii) Shared power to vote or direct the vote: 0 shares for each Reporting Person;

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 15 of 38 Pages

          (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting Person;

          (iv) Shared power to dispose or to direct the disposition: 0 shares for each Reporting Person.

          (c) On April 3, 2001, Issuer redeemed for $73,531,113.60 ($26.261112 per share) in cash all Preferred Shares held by Holdings and Co-Holdings (2,495,538 and 304,462 shares, respectively) pursuant to
Section 15 of the Articles Supplementary of the Issuer relating to such Preferred Shares. In connection with such redemption, a Redemption and Release Agreement was executed, dated as of April 3, 2001, by and among Issuer, Burnham Pacific Operating Partnership, L.P., Holdings, Co-Holdings, Blackacre SMC Master Holdings, LLC and Blackacre Funding LLC (the "Redemption Agreement"). A copy of the Redemption Agreement is attached hereto as Exhibit 7.7 and is incorporated herein by reference. This item 5 is qualified in its entirety by reference to the complete text of the Redemption Agreement.

          (d) Not applicable.

          (e) As of April 3, 2001, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of any class of shares of the Issuer. Accordingly, the Reporting Persons have no further obligation to file amendments to the Schedule 13D, and do not in fact intend to make any such subsequent filings.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms of the Redemption Agreement, and to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer. This item 6 is qualified in its entirety by reference to the complete text of the Redemption Agreement.

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 16 of 38 Pages



Item 7.  Material to be Filed as Exhibits.


     Exhibit                         Description
     -------                         -----------

       7.7 Redemption and Release Agreement, dated as of April 3, 2001, by and among the Issuer, Burnham Pacific Operating Partnership, L.P., Holdings, Co-Holdings, Blackacre SMC Master Holdings, LLC and Blackacre Funding LLC.

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 17 of 38 Pages



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001


                                      WESTBROOK REAL ESTATE PARTNERS, L.L.C.



                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 18 of 38 Pages



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001



                                      WESTBROOK REAL ESTATE PARTNERS
                                      MANAGEMENT II, L.L.C.


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 19 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001


                                      WESTBROOK REAL ESTATE FUND II, L.P.


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 20 of 38 Pages



Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001


                                      WESTBROOK REAL ESTATE CO-INVESTMENT
                                      PARTNERSHIP II, L.P.


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 21 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001



                                      WESTBROOK BURNHAM HOLDINGS, L.L.C.


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 22 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001



                                      WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 23 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      GREGORY J. HARTMAN


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 24 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      PAUL D. KAZILIONIS


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 25 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      JONATHAN H. PAUL


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 26 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      WILLIAM H. WALTON III


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 27 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001




                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Patrick K. Fox

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 28 of 38 Pages


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                                      KEITH B. GELB


                                      By: /s/ Patrick K. Fox
                                          -------------------------------------
                                          Name:  Patrick K. Fox
                                          Title:  Attorney-in-Fact

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 29 of 38 Pages



                                                                  Exhibit 7.7

                      REDEMPTION AND RELEASE AGREEMENT

          This REDEMPTION AND RELEASE AGREEMENT (the "Agreement") is entered into as of April 3, 2001 by and between Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"), Burnham Pacific Operating Partnership, L.P., a Delaware limited partnership ("BPOP"), Westbrook Burnham Holdings, L.L.C. and Westbrook Burnham Co-Holdings, L.L.C., each a Delaware limited liability company (collectively, "Westbrook"), and Blackacre SMC Master Holdings, LLC and Blackacre Funding LLC (collectively, "Blackacre," and together with Westbrook, the "Preferred Stockholders").

          WHEREAS, each of the Preferred Stockholders is the record owner of the number of shares of Series 2000-C Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Company set forth beside its respective name on Exhibit A hereto.

          WHEREAS, the Company, BPOP and the Preferred Stockholders are parties to that certain Exchange Agreement, dated August 31, 2000 (the "Original Exchange Agreement"), as amended by that certain letter agreement, dated September 11, 2000 (the "Letter Amendment, and together with the Original Exchange Agreement, the "Exchange Agreement"), pursuant to which, among other things, the Preferred Stockholders acquired an aggregate of 4,400,000 shares of Preferred Stock of the Company (the "Shares") in exchange for an equivalent number of shares of Series 1997-A Convertible Preferred Stock of the Company;

          WHEREAS, the Company or one of its subsidiaries intends to sell nineteen properties known as the Golden State Portfolio to Weingarten GS, Inc. on or around April 3, 2001 (the "Weingarten Purchase"), and has entered into a purchase contract with respect to such sale;

          WHEREAS, the Company desires to exercise its right to redeem the Preferred Stock from the Preferred Shareholders in accordance with Section 15 of the Articles Supplementary relating to the Preferred Stock (the "Articles Supplementary") on or after the date on which the Weingarten Purchase is consummated; and

          WHEREAS, all terms not otherwise defined herein shall have the respective meanings ascribed to them in the Exchange Agreement and in the Articles Supplementary.

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained in this Agreement, the parties hereto agree as follows:

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 30 of 38 Pages


Section 1. Redemption.
----------------------
          1.1. Redemption of the Shares. The Company shall exercise its right to redeem for cash all of the Shares held by the Preferred Stockholders on the date that the Weingarten Purchase is consummated or on the following Business Day (the date of such redemption being referred to herein as the "Redemption Date") at a price per Share equal to the Mandatory Redemption Price as of the Redemption Date. As of April 3, 2001, the Mandatory Redemption Price per Share will equal $26.261112, of which $0.011112 represents the Accrued Dividends per Share. During the period beginning on April 3, 2001 and ending on April 13, 2001 the Accrued Dividends per Share, and therefore the Mandatory Redemption Price per Share, shall increase by $0.005556 for each day after April 3, 2001 up to but not including the Redemption Date; provided however that nothing in this Agreement is intended to address what the Mandatory Redemption Price would be for any date after April 13, 2001. The Company shall direct the escrow agent with whom Weingarten GS, Inc. is depositing the funds in respect of the Weingarten Purchase to transfer all amounts due to each Preferred Stockholder pursuant to this Section 1.1 directly to such Preferred Stockholder in accordance with the instructions set forth in
Section 1.3 below.

          1.2. Notice. Notwithstanding anything contained in Section 15(b) of the Articles Supplementary or otherwise to the contrary and provided that the Shares are redeemed in accordance with Section 1.1 above on or prior to April 13, 2001, the Company and the Preferred Stockholders hereby agree that this Agreement shall constitute valid and effective notice by the Company to the Preferred Stockholders of the Company's exercise of its right to redeem the Preferred Stock under Section 15(b) of the Articles Supplementary.

          1.3. Payment. On the Redemption Date, the Company shall pay the amounts set forth in Section 1.1 above in immediately available funds prior to 4:00 p.m. New York City time according to the following instructions:

         Westbrook:

              Bank Name                 Bank of America
                                        1401 Elm Street
                                        Dallas, TX 75202
              ABA #:                    111000025
              For credit to:            Westbrook Fund II Operating
              Account #:                001297704752
              Reference:                Burnham Pacific stock redemption

         Blackacre:

              75% of distribution:

              Bank Name:                Chase Manhattan Bank
              ABA #                     021-000-021
              Account Name:             Continental Wingate Assoc., Inc.
                                        As agent for Greenwich Capital
                                        Lender to Blackacre Funding
              Account#:                 507-838556
              Attn:                     Bruce Vecchio

              25% of distribution:

              Bank Name:                CTC, New Jersey
              ABA #:                    031-207-526
              Account Name:             Cerberus Partners, L.P.
              Account#                  207-99562-11
              Attn:                     James Persand

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 31 of 38 Pages


          1.4. Cancellation of Shares. Notwithstanding anything to the contrary set forth in Section 15(c)(ii) of the Articles Supplementary or otherwise, upon the full payment by the Company of the amounts set forth in
Section 1.1 above in accordance with Section 1.3 above, the Preferred Stockholders will cease to be stockholders with respect to the Shares, will have no interest in or claims against the Company by virtue of such Shares, and will have no voting or other rights with respect to such Shares, and such Shares will be deemed to be cancelled.

Section 2. Representations and Warranties of the Preferred Stockholders.
------------------------------------------------------------------------

         Each of the Preferred Stockholders severally, and not jointly, represents and warrants to the Company as follows:

          2.1. Authority of Preferred Stockholders. The Preferred Stockholder has full right, authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of the Preferred Stockholder, enforceable against such Preferred Stockholder in accordance with its terms.

          2.2. Holder Status. The Preferred Stockholder is (i) the "holder" (as such term is used in Section 15(b) and Section 15(c) of the Articles Supplementary) of the number of Shares set forth beside its name on Exhibit A hereto and (ii) the only person entitled to receive any notices from the Company concerning, or any payments to be made by the Company with respect to, such Shares pursuant to the Articles Supplementary.

Section 3. Representations and Warranties of the Company and BPOP
------------------------------------------------------------------

          3.1. Authority of the Company. The Company hereby represents and warrants to the Preferred Stockholders that the Company has full right, authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

          3.2. Directors and Officers Insurance. The Company hereby represents and warrants to the Preferred Stockholders that the directors and officers insurance described in the insurance binder attached hereto as Exhibit B is in full force and effect as of the date hereof.

          3.3. Authority of BPOP. BPOP hereby represents and warrants to the Preferred Stockholders that BPOP has full right, authority, power and capacity to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of BPOP, enforceable against BPOP in accordance with its terms.

Section 4.  Release by the Company and BPOP.
--------------------------------------------

          For and in consideration of the covenants and promises set forth in this Agreement and subject to the payment by the Company of (i) the amounts set forth in Section 1.1 hereof in accordance with Section 1.3 hereof and (ii) the amount referenced in Section 6.1(b) below, each of the Company and BPOP, on behalf of itself and its assigns, representatives, agents, subsidiaries and affiliates, hereby fully and finally releases, acquits and forever discharges the Preferred Stockholders, their predecessors, successors and past or present affiliates and subsidiaries, and each of their present and former stockholders and the present and former officers, directors, partners, members, stockholders, trustees, representatives, employees, principals, agents, affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, insurers and attorneys of any of them, including, without limitation, all affiliates of Blackacre that contributed the Golden State Portfolio to BPOP (collectively, the "Preferred Released Parties") from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs and expenses of every kind and nature whatsoever, in law or in equity, whether known or unknown, which the Company or BPOP had, has, or may have had at any time in the past until and including the date hereof against the Preferred Released Parties, or any of them. Notwithstanding any

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 32 of 38 Pages


other provision of this Agreement to the contrary, this paragraph shall not apply to any and all actions, claims, counterclaims, demands, liabilities, damages, causes of action, costs and expenses arising out of or relating to the enforcement by the Company or BPOP of their rights under the express terms of this Agreement. The Company and BPOP agree not to institute, bring or make any litigation, lawsuit, claim or action against any of the Preferred Release Parties with respect to any and all claims released in this Agreement. Each of the Company and BPOP hereby represents and warrants that it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement, and that it has consulted with counsel and independently and without reliance upon the Preferred Release Parties made its own analysis and decision to enter into this Agreement.

Section 5.  Release by the Preferred Stockholders.
--------------------------------------------------

          For and in consideration of the covenants and promises set forth in this Agreement and subject to the payment by the Company of (i) the amounts set forth in Section 1.1 hereof in accordance with Section 1.3 hereof and (ii) the amount referenced in Section 6.1(b) below, each Preferred Stockholder, on behalf of itself and its assigns, representatives, agents, subsidiaries and affiliates, hereby fully and finally releases, acquits and forever discharges the Company, BPOP, their predecessors, successors and past or present affiliates and subsidiaries, and each of their present and former stockholders and the present and former officers, directors, partners, members, stockholders, trustees, representatives, employees, principals, agents, affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, insurers and attorneys of any of them (collectively, the "BPP Released Parties") from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs and expenses of every kind and nature whatsoever, in law or in equity, whether known or unknown, which the Preferred Stockholder had, has, or may have had at any time in the past until and including the date hereof against the BPP Released Parties, or any of them, including, but not limited to, any claims which relate to or arise out of the Preferred Stockholder's rights or status as a present or former stockholder of the Company or as a present or former holder of units of limited partnership interest in BPOP ("Units"), including, without limitation, any claims for additional shares of any capital stock of the Company, additional Units or additional payments or distributions from the Company or BPOP (except for any such actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs and expenses (a) relating to the Series 2000 Directors' rights to indemnification, contribution or insurance in their capacity as directors of the Company whether arising by contract or under applicable law or (b) arising under
Section 3(i) of the Original Exchange Agreement or Section 3(a) of the Letter Amendment). Notwithstanding any other provision of this Agreement to the contrary, this paragraph shall not apply to any and all actions, claims, counterclaims, demands, liabilities, damages, causes of action, costs and expenses arising out of or relating to the enforcement by a Preferred Stockholder of its rights under the express terms of this Agreement. The Preferred Stockholders agree not to institute, bring or make any litigation, lawsuit, claim or action against the Company, BPOP or any BPP Released Party with respect to any and all claims released in this Agreement. Each of the Preferred Stockholders hereby represents and warrants that it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement, and that it has consulted with counsel and independently and without reliance upon the BPP Released Parties made its own analysis and decision to enter into this Agreement.

Section 6.  Additional Agreements.
----------------------------------

          6.1. Exchange Agreement. The parties hereto agree that upon (a) payment by the Company of the amounts set forth in
Section 1.1 hereof in accordance with Section 1.3 hereof and (b) payment by the Company of $121,086 pursuant to Section 6.4 below in satisfaction of the Company's obligations under Section 9 of the Original Exchange Agreement, the Exchange Agreement (excluding the provisions of Section 3(a) of the Letter Amendment) and all of the agreements entered into in connection therewith by the Company, BPOP and/or one or more of their affiliates, on the one hand, and Westbrook, Blackacre and/or one or more of their affiliates, on the other hand, except for any indemnification agreement between the Company and A. Curtis Greer or Ron Kravit, shall terminate and shall have no further force

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 33 of 38 Pages


and effect and none of the parties to such agreements shall have any further rights or obligations thereunder.

          6.2. Stock Purchase Agreements. The parties hereto agree that, upon payment by the Company of the amounts set forth in Section 1.1 hereof in accordance with Section 1.3 hereof, the Stock Purchase Agreement, dated as of December 5, 1997, by and among the Company, BPOP and the Preferred Stockholders, and all of the agreements entered into in connection therewith by the Company, BPOP and/or one or more of their affiliates, on the one hand, and Westbrook, Blackacre and/or one or more of their affiliates, on the other hand (collectively, the "Stock Purchase Agreements"), except for any indemnification agreement between the Company and A. Curtis Greer or Ron Kravit, shall terminate and shall have no further force and effect and none of the parties to any of the Stock Purchase Agreements shall have any further rights or obligations thereunder.

          6.3. Insurance. The Company and BPOP agree (a) to pay all premiums in respect of any directors and officers insurance policy in effect on the date hereof that benefits the Series 2000 Directors, if and to the extent such premiums have not already been paid, (b) to perform all acts, if any, required to be performed by the Company or BPOP in order to keep such policies in full force and effect through the end of their applicable terms (as in effect on the date hereof) and (c) to perform all acts, if any, required to be performed by the Company or BPOP in order to assist the Series 2000 Directors in obtaining the benefit of such policies pursuant to the terms thereof. The Company and BPOP agree that neither of them shall cancel any such policy or perform any act that would lead to the cancellation of such policies or that would deprive any Series 2000 Director of the benefit of such policies.

          6.4. Expense Reimbursement. The Company agrees to pay the amount referred to in Section 6.1(b) above to the Preferred Stockholders simultaneously with the payment of the Mandatory Redemption Price pursuant to Section 1 hereof. Of such amount, $115,086 shall be paid to Cravath, Swaine & Moore and $6,000 shall be paid to Proskauer Rose LLP, in each case by wire transfer in accordance with the payment instructions set forth in each such firm's billing statement that has previously been delivered to the Company.

          6.5. Holder Status. Each of the Preferred Stockholders agrees, severally and not jointly, that it shall remain (i) the "holder" (as such term is used in Section 15(b) and Section 15(c) of the Articles Supplementary) of the number of Shares set forth beside its name on Exhibit A hereto through and including the redemption of the Shares pursuant to the terms hereof and (ii) the only person entitled to receive any notices from the Company concerning, or any payments to be made by the Company with respect to, such Shares pursuant to the Articles Supplementary.

          6.6. Notice under the Articles Supplementary. The Preferred Stockholders agree that any notice required to be delivered to Westbrook Real Estate Fund II, L.P. under the Articles Supplementary in connection with the redemption of the Shares shall be deemed to have been delivered by virtue of the execution and delivery of this Agreement.

Section 7.  Miscellaneous.
--------------------------

          7.1. Amendment. This Agreement may be amended only by a written instrument executed by all of the parties hereto.

          7.2. Severability. Any provision of this Agreement which is found to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

          7.3. Governing Law. This Agreement shall be deemed to be a contract under the laws of the State of Maryland and shall be construed and endorsed in accordance with such laws, without regard to the doctrine of conflicts of laws.

                                SCHEDULE 13D

CUSIP No. 12232C108                                       Page 34 of 38 Pages


          7.4. Captions. The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

          7.5. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original but all of which together shall constitute one and the same instrument.

          7.6. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties.

          7.7. Consent to Jurisdiction. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the State of Maryland located within the City of Baltimore, of the United States District Court for the District of Maryland (Northern Division), and any Appellate Court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such Maryland State, or, to the extent permitted by law, in such federal, court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party hereto may otherwise have to bring any action or proceeding relating to this Agreement in the courts of any jurisdiction.

          7.8. Survival of Representations and Warranties. All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the redemption of the Shares.

          7.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, including, without limitation, specific performance to enforce this Agreement, in addition to any other remedy at law or equity. The parties further agree to waive any requirement for the posting of any bond in connection with any such remedy.

          7.10. Termination. This Agreement shall terminate and have no further force and effect if the Redemption Date and the payment of the Mandatory Redemption Price in respect of all Shares held by the Preferred Stockholders does not occur on or prior to April 13, 2001.

               [Remainder of page left blank intentionally.]

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 35 of 38 Pages


          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

                                      BURNHAM PACIFIC PROPERTIES, INC.


                                      By: /s/ Scott C. Verges
                                          -------------------------------------
                                          Name: Scott C. Verges
                                          Title: Chief Executive Officer


                                      BURNHAM PACIFIC OPERATING PARTNERSHIP,
                                      L.P.

                                      By: Burnham Pacific Properties, Inc.
                                      Its:  General Partner



                                      By: /s/ Scott C. Verges
                                          -------------------------------------
                                          Name: Scott C. Verges
                                          Title: Chief Executive Officer


                                      WESTBROOK BURNHAM HOLDINGS, L.L.C.


                                      By: /s/ A.C. Greer
                                          -------------------------------------
                                          Name: A. C. Greer
                                          Title: Authorized Signatory


                                      WESTBROOK BURNHAM CO-HOLDINGS, L.L.C.


                                      By: /s/ A. C. Greer
                                          -------------------------------------
                                          Name: A. C. Greer
                                          Title: Authorized Signatory

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 36 of 38 Pages


                                      BLACKACRE SMC MASTER HOLDINGS, LLC

                                      By: Blackacre SMC Holdings, L.P., its
                                          managing member

                                          By: Blackacre Capital Group, L.P.,
                                              its general partner

                                          By: Blackacre Capital Management
                                              Corp., its general partner

                                          By: /s/ Ron Kravit
                                              ---------------------------------
                                              Name: Ron Kravit
                                              Title:

                                      By: Blackacre SMC II Holdings, LLC,
                                          its managing member

                                          By: Blackacre Capital Group, L.P.,
                                              its managing member

                                          By: Blackacre Management Corp., its
                                              general partner


                                          By: /s/ Ron Kravit
                                              ---------------------------------
                                              Name: Ron Kravit
                                              Title:

                                      BLACKACRE FUNDING, LLC

                                      By: Blackacre Funding Manager Corp.,
                                          its managing member

                                          By: /s/ Ron Kravit
                                              ---------------------------------
                                              Name: Ron Kravit
                                              Title:

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 37 of 38 Pages



                                 EXHIBIT A

                              STOCK OWNERSHIP

Name of Selling Stockholder                                Number of Shares
---------------------------                                ----------------

Westbrook Burnham Holdings, L.L.C.                               2,495,538

Westbrook Burnham Co-Holdings, L.L.C.                              304,462

Blackacre SMC Master Holdings, LLC                                 400,000

Blackacre Funding LLC                                            1,200,000
                                                                 ---------

              Total                                              4,400,000

                                SCHEDULE 13D

CUSIP No. 12232C108                                      Page 38 of 38 Pages

                                 EXHIBIT B

                      Directors and Officers Insurance